Auscrete Corporation

49 John Day Dam Road, Goldendale, WA 98620 USA

541-993-7904 - 509-261-2525

June 30, 2023

Submitted by EDGAR

Office of Manufacturing

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, DC 20549

Attn: Sarah Sidwell

Re:	Request for Qualification Auscrete Corp. Offering Statement on Form 1-A Amendment No. 1 Filed June 12, 2023 File No. 024- 12247

Ladies and Gentlemen:

On behalf of Auscrete Corp., I hereby request qualification of the above referenced Offering Statement at 12:00 p.m. Eastern Time on Wednesday, July 5th, 2023, or as soon thereafter as practicable.

I have been advised by letter dated June 7, 2023 that the Compliance Division, Secretary of State, State of Wyoming has “ordered . . . the offering effective”. A copy of the referenced letter is attached. The Wyoming File Number is 2023-00051263.

Please orally confirm the qualification of the Statement by contacting our attorney, Jackson L. Morris at 813-892-5969.

Very truly yours,

/s/ John Sprovieri

John Sprovieri Chief Executive Officer

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STATE OF WYOMING * SECRETARY OF STATE
Compliance Division
Herschler Bldg East, Ste.100 & 101, Cheyenne, WY 82002-0020
Phone: (307) 777-7370 · Website: https://sos.wyo.gov · Email: compliance@wyo.gov

June 7, 2023

John Sprovieri
Auscrete Corp
507 Vista Dr
Rufus, OR 97050

RE: Auscrete Corporation
Wyoming File Number: 2023-00051263

Dear John Sprovieri:

This office has ordered the above referenced offering effective on 06-07-2023 and this letter will serve as notice. The offering is effective for a period of one year from the date of effectiveness.

Please feel free to contact this office at (307) 777-7370 or via e-mail at Investing@wyo.gov if you have any questions.

Sincerely,

Compliance Division
Wyoming Secretary of State's Office

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